Section 1: Introduction

We have a passion for Quality in all of our brands and content

We celebrate and promote Creativity

Quality and creativity are at the heart of everything we do. These values drive our business and set us apart in our industry.

Creativity demands change. It requires us to question accepted standards and explore new alternatives. But there is one important part of Discovery that will not change: our commitment to doing business with the highest ethical standards.

Quality means operating in a way that is consistent with our brand and mission. A single ethical violation can overshadow the great work we do at Discovery every day. We owe it to ourselves, our colleagues and our viewers to conduct business in a way that is consistent with our values.

  About the Code

Why do we have a Code?

Discovery's reputation, the quality of our work environment and our ability to create value for our stockholders are inherently tied to the way we do business. The Code reflects the fundamental expectation that we operate with integrity in all of our business activities. It also contains basic principles and practical guidance on topics that can have significant legal and ethical consequences if handled incorrectly.

Who should follow the Code?

The Code applies to all Discovery employees, officers and directors, to all of our divisions and subsidiaries around the globe and to those joint ventures that are subject to the Code. We prefer to do business with people who share our values and thus expect our contractors and business partners to comply with similar ethical and legal standards as the ones outlined here.

Where does the Code apply?

The Code applies everywhere we do business. It applies in our buildings and facilities as well as to all work-related activities, including offsite team events and business trips. In other words, it applies any time you represent Discovery.

How should I use the Code?

We are all responsible for full compliance with the Code and any applicable laws and regulations. Use the Code as a set of general guidelines for how you do business and consult it when you have questions in your day-to-day business activities.

The Code does not replace other, more detailed Discovery policies, which generally can be found on the One Discovery Portal and it does not anticipate every situation. This means there may be further global policies that underpin the Code and local policies specific to your work location that also apply.

If you face an ethical or legal issue and cannot find an answer in the Code, think through possible actions. Ask yourself:

  Is it legal?
  Is it consistent with Discovery's policies?
  Does it feel right?
  How could my actions affect others?
  What are my alternatives?

If your preferred course of action does not comply with Discovery's policies or the law, do not take that action-even if you think it would help Discovery!

If you are still not sure what to do, there are a number of resources you can consult for guidance, including:

  Your supervisor
  Your Human Resources representative
  The Legal Department
  The Ethics Hotline (see Appendix for phone numbers)

What happens when someone violates the Code?

Anyone who violates the Code may be subject to disciplinary action, up to and including termination of employment. In some cases, certain violations may result in civil or criminal penalties for you, your supervisor or Discovery.

Section 2: Working with Discovery's Values

We operate with Integrity in all business dealings

  Ethical Conduct

We are all expected to demonstrate high standards of honest and ethical conduct.

In addition to any specific laws or policies that apply to our workplace, each of us is responsible for:
    Being open and honest in all business communications
    Being accountable for our commitments
    Never taking unfair advantage of someone else
    Never misrepresenting ourselves or Discovery
    Showing respect for others in all business interactions

Discovery and its employees have built a global brand with an unequalled reputation for quality content. Our commitment to creative and innovative programming is matched only by our steadfast commitment to honesty and integrity in everything we do.

  Honesty and Transparency: Our Position on Bribery and Corruption

As a business, we want to be an honest player in our relationships around the globe. This includes our interactions with governments and government officials and with other businesses. Discovery is subject to a number of laws, including anti-bribery statutes, which may prohibit payments/benefits provided to government officials or other individuals and other forms of corruption.

No Bribes

A bribe is giving or offering something of value to someone to improperly influence a decision. We do not pay or accept bribes or kickbacks or participate in corruption in any form. This is true everywhere we do business, regardless of local laws or customs.

We must not offer, promise or give anything of value to a government official or to anyone else, to gain a business advantage. Government officials include employees of any government, as well as political parties, candidates for office, employees of public organizations and employees of government-linked enterprises, including distributors and operators affiliated with the government.

Bribery is not just limited to cash payments. Bribes may include:
    Gifts, especially expensive gifts
    Entertainment, hospitality and travel that go beyond business needs
    Loans
    Personal favors
    Payment for travel expenses when there is not a clear business purpose for doing so
    Political or charitable contributions
    Payments or benefits provided to an individual who has facilitated or supported a transaction (commonly referred to as a kickback)
    A payment or benefit provided to an individual's family member, in an effort to influence the individual

Discovery's position on anti-bribery applies to you and anyone acting on our behalf. We must take care in selecting agents and others who may be authorized to act on our behalf, to ensure that there is no indication that they may pay a bribe in the course of their business dealings. You should never ask an agent, intermediary or another third party to do something that the Code prohibits you from doing.

Gifts and Entertainment

Gifts and entertainment can be powerful tools to strengthen business relationships, but there are important restrictions on how we provide and receive them. We will not give or accept gifts or entertainment that could be seen as a bribe or kickback or are in exchange for a business advantage. It is essential to engage in careful review of any gift or entertainment, and in particular for a government official, and to refer to the Prohibited Payments Policy and any local compliance policy in your country, available on the One Discovery Portal.

Guidance on Gifts:
    Never offer or accept a gift of cash or a cash equivalent, such as a gift card
    If you are offered a gift from someone who does business with Discovery, review it carefully and consult the Conflicts of Interest Policy, available on the One Discovery Portal
    Ensure that all gifts are of modest value, consistent with local standards and customs and compliant with local laws
    Give and/or receive openly and transparently
    Keep a record of all gifts given and/or received
    Consider any gifts carefully, especially for any government officials and consult with the Legal Department and review the Prohibited Payments Policy

Guidance on Entertainment:
    Offer or accept business entertainment only if it is consistent with customary local and industry business practice and complies with local law
    Ensure that the relationship between business and entertainment is proportionate
    Comply with the limitations of the Travel & Entertainment Policy, available on the One Discovery Portal
    Review any entertainment, and in particular, of government officials and consult with the Legal Department and review the Prohibited Payments Policy

Q: In the country where I work, it is customary to provide small gifts when doing business. How can I make sure I handle this appropriately, both giving and receiving gifts?

A: Offering or receiving occasional gifts may be appropriate to strengthen relationships or comply with local customs. Discovery permits giving or receiving gifts, as long as they comply with our policies and are not given to obtain or retain business or secure an improper advantage. Gifts should never create the appearance that the giver is entitled to preferential treatment, an award of business, or other business advantage. If in doubt, consult the Legal Department and consider whether the gift would embarrass Discovery, the recipient, or the giver if disclosed publicly. Gifts of cash or cash equivalents (e.g., gift vouchers) should be avoided, as should gifts that the giver knows are prohibited by the recipient's organization.

  Avoiding Conflicts of Interest

Conflicts for Discovery

Each of us is responsible for acting in Discovery's best interest and avoiding situations where our own interests might conflict with what is right for Discovery.

Conflicts of interest typically occur when you take actions or have interests that make it difficult for you to perform your work objectively and effectively. These can include:
    Hiring or supervising family members
    Making a decision about a contract or business proposal in which you have a financial interest
    Being offered improper personal benefits, like a loan guarantee in exchange for a favorable business decision
    Accepting gifts from someone who would like to do business with Discovery
    Performing services for a competitor or any other company while employed with Discovery (e.g., "moonlighting")
    Using information that you learned at Discovery to benefit yourself personally or financially
    Dating or having a romantic relationship with someone who manages you or who is managed by you or for whom you provide input or otherwise influence corporate processes, such as performance feedback and corporate budgeting

It is important to use good judgment and to disclose any potential conflicts to your Human Resources representative or to the Legal Department so they can be addressed. If you have questions, please review the Conflicts of Interest Policy on the One Discovery Portal.

Conflicts for Others

Our business associates are usually subject to similar policies on giving and accepting gifts. Please be mindful of this and proceed appropriately when offering or providing gifts, entertainment or other benefits.

In addition to avoiding personal conflicts of interest, we also must avoid creating conflicts of interest for others. For instance, do not offer or give a business partner something that benefits them personally. Discovery encourages discretion and moderation.

Q: My wife is a freelancer who occasionally provides services to Discovery. She charges market rates and there has never been a question about the quality of her work product. Is there any issue with assigning her to work on a project that I oversee?

A: Sending business to a family member can create a conflict of interest. Even though you know the work is high quality and provided at market rates, you should not be involved in a decision to select a family member for a business assignment. There may be a way to address the potential conflict by, for example, asking your supervisor or another colleague to select the vendor for the work and oversee the contract. This type of conflict requires both disclosure and review in accordance with the Conflicts of Interest Policy.

We have an empowering work environment that fosters Respect for each other and our clients

  Working as an Inclusive Team

Discovery is a global company that works together across cultures and ethnicities. For us, diversity starts with representing, understanding and valuing the global perspectives of our employees, viewers, communities and suppliers.

We are committed to being an employer of choice - not just a good place to work, but a great, diverse and inclusive place to work. Discovery values and supports the unique life style, experience and point of view each employee brings to the work place. To that end, Discovery strives to recruit and maintain a workforce that meaningfully represents the diverse and culturally rich audiences we wish to attract and serve.
  Demonstrating Respect and Ensuring Safety at Work

Discovery is committed to maintaining a safe and respectful work environment for our employees. A safe work place is violence-free. Discovery will not tolerate any level of violence or the threat of violence in the workplace. Weapons are not allowed in the workplace or on work grounds, consistent with local law. If you know of or suspect incidents or threats of workplace violence, you must immediately report your concerns to your Human Resources representative, your supervisor, or to Corporate Security, if necessary.

A respectful workplace is about more than compliance with the law. It is a working environment where people are treated honestly and professionally and valued for their unique talents and ideas. It is also a workplace that is free of inappropriate behavior of all kinds. Incidents of harassment and inappropriate behavior will not be tolerated.

Did you know?

Discovery's policies-and, in many cases, the law-prohibit harassment and discrimination that is based on protected characteristics. These include:

    Age
    Sex
    Race
    Color
    Religion
    National or ethnic origin
    Gender identity or sexual orientation
    Disability
    Veteran status
    Any other characteristic protected by law

Harassment

We are committed to providing a work environment that is free from harassment. Harassment is unwelcome conduct toward an individual based on protected characteristics that:
    Has the purpose or effect of violating an individual's dignity or creating an intimidating, hostile, degrading, humiliating or offensive work environment;
    Causes work performance to suffer
    Negatively affects job opportunities

Harassment is against the law in the U.S. and in many other countries. Examples of harassing conduct that violate our policies and may violate the law include:
    Conversations, e-mails or other oral or written communications that contain offensive name-calling, jokes, slurs, stereotyping or threats. This includes comments or jokes that are distasteful or targeted at individuals or groups based on protected characteristics
    Non-verbal conduct, such as staring, leering or giving inappropriate gifts
    Physical conduct, such as assault or unwanted touching
    Displaying or sharing offensive pictures, cartoons, drawings or gestures

Sexual Harassment

Sexual harassment is harassment that is based on a person's sex or that is sex-based behavior. Unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature constitute harassment when:

    Submission to or rejection of such conduct is made either explicitly or implicitly a term or condition of employment
    Submission to or rejection of such conduct by an employee is used as the basis for decisions about employment, promotion, transfer, selection for training, performance evaluations, benefits, or other terms and conditions of employment
    Such conduct has the purpose or effect of violating an individual's dignity or creating an intimidating, hostile, degrading, humiliating or offensive work environment or substantially interferes with an employee's work performance.

If an employee feels that he or she has been harassed on the basis of any protected characteristic they should immediately report the matter to their Human Resources representative or the Legal Department. Once the matter has been reported it will be promptly investigated and any necessary corrective action will be taken where appropriate. All complaints of harassment will be handled in a discreet and confidential manner as is possible under the circumstances. Discovery prohibits retaliation against any individual who in good faith reports harassment or participates in the investigation of such reports.

If you have any further questions, please consult the Anti-Harassment Policy on the One Discovery Portal.

Q: I work in an open-plan office and I frequently overhear one of my male colleagues making derogatory comments about one of our female coworkers. The way he talks to her makes me uncomfortable, but I feel like it is none of my business and she would speak up if it bothered her.

A: The Code says that every one of us is expected to contribute to a working environment where people are treated honestly and professionally and valued for their unique talents and ideas. Your coworker should not be speaking to someone in a derogatory way-and since you're aware of the situation, you have a responsibility to help correct it. Try talking to your coworker, and asking him to stop. If this doesn't work, or if you don't feel comfortable approaching him directly, talk to your supervisor or another resource, such as your Human Resources representative. Everyone on your team will benefit from stopping this kind of behavior.

We strive for excellence and Profitability
  Practicing Financial Integrity

As a public company, Discovery is subject to extensive and complex accounting requirements. Beyond meeting our legal and regulatory requirements, our business and financial records provide the data to help us make good decisions. All of Discovery's books, records, accounts and financial statements should be maintained in reasonable detail, should accurately reflect Discovery's transactions and should conform both to applicable legal requirements and our systems of internal controls.

Fraud of any kind hurts our profitability and may result in financial and criminal penalties for you, your supervisor and/or Discovery. Fraud takes away from our collective efforts to build Discovery and our brands. It can harm our reputation, particularly when it involves our business partners. The following activities may constitute fraud and are prohibited:
    Establishing or using an unrecorded, undisclosed fund
    Making an "off the books" payment
    Entering a deliberately false or misleading entry in Discovery's books or records
    Concealing the true nature of a transaction
    Attempting to interfere with an audit or other inquiry
  Avoiding Insider Trading

In the course of your job, you may become aware of information about Discovery or another company that is not publicly available. This information is considered

"material" if it would be likely to affect our stock price, or if a reasonable investor would consider it important in making a decision about whether to buy, hold or sell our stock.

Positive, negative or uncertain information may be material, including:
    Financial results like advertising sales, subscriber fees and programming expenses
    Acquisitions, joint ventures and other major transactions
    Senior personnel or management changes
    Information that would have an impact on earnings (such as unanticipated writedowns or gains and operating losses or gains)
    The gain or loss of a significant distributor or programmer
    A major lawsuit
    Development of a significant new program or product
    A new issuance of stock or debt or other significant financing development
    A possible change in control or management

Treat material inside information as confidential unless you are certain that it is publicly available to all investors. Share the information with other employees only on a limited, "need to know" basis, and never share it outside of Discovery.

If you have inside information, do not trade securities such as stocks or bonds on the basis of that information, including:
    Engaging in any transactions related to Discovery securities-either directly or indirectly (i.e., through another person)-when you know material non-public information about Discovery
    Engaging in any transactions related to any securities of another company-either directly or indirectly (i.e., through another person)-when you know material non-public information about that company that you learned as part of your job at Discovery
    Tipping another person to trade in Discovery's or another company's securities when you have material information, even if you receive no benefit from the other person's trading

Insider trading and tipping are civil and criminal violations of law. Transactions that you may think are necessary or justifiable for independent reasons (such as the need to raise money for an emergency situation) are no exception.

If you have questions about a specific situation, consult the Insider Trading Policy on the One Discovery Portal or contact the Legal Department.

Q: I was recently at a meeting at another company and overheard some interesting information about their business planning. Is there any issue with me buying that company's stock, given that I am sure that their stock will go up once information is announced?

A: The information you overheard could constitute material non-public information and you could be violating Discovery's Insider Trading Policy, and potentially the law, if you trade in that company's securities. Our policy applies both to information you learn about Discovery, and information about other companies that you learn in the course of your job at Discovery.

  Protecting Discovery's Assets

It is important to protect the facilities, networks, systems, equipment and ideas that drive our business. Theft, waste and misuse hurt us all.

We are each personally responsible for safeguarding Discovery's assets and making sure that they are used responsibly and appropriately. For example:
    Only use facilities, materials and equipment for authorized purposes related to your job, and ensure they are properly protected and maintained when not in use.
    Do not use Discovery resources to engage in activities that could be seen as fraud, theft, embezzlement, misappropriation or any other action that might break the law.
    Use Discovery communication systems like e-mail, Internet, phone, etc. only for business purposes; keep personal use to a minimum.
    Use Discovery's corporate credit card only for permitted purposes.
    Protect Discovery's intellectual property by using our copyrights, trademarks and other information assets appropriately. See the Intellectual Property Policy on the One Discovery Portal if you have any questions.

Discovery's assets include:

    Time at work
    Work product
    Intellectual property, like trade names, patents, trademarks, copyrights
    Financial assets, like cash, corporate credit cards, funds and accounts
    Equipment, tools and supplies
    Buildings, sites and communication systems
    Information and ideas
    Computers and software
    Technology

Just as we need to protect Discovery's assets, we also need to be mindful of assets that belong to others. For instance:
    We must observe all laws and legal protections related to other people's ideas and intellectual property. Only use trademarked or copyrighted material if you have authorization from the owner.
    Only use software in accordance with applicable licenses. Do not download pirated material or use a software program outside of its terms of use.
    Only use competitive intelligence that has been obtained through legal and ethical means. Never use deceptive tactics to gather information about competitors and do not accept competitive intelligence if you think the person sharing it may be in breach of a confidentiality agreement.

If you are not sure whether you can ethically use or receive certain types of information, check with the Legal Department.
  Protecting the Discovery Brand

Discovery has authorized some employees to speak publicly on its behalf-for instance to the media or through participation in press conferences, public forums, speeches or panels.

Employees who are not specifically authorized to speak for Discovery should avoid taking actions that might make it appear as if they are making statements on Discovery's behalf. Please do not:
    Discuss unannounced financial results in any public forum. As a publicly-traded company, we are subject to laws about when and to whom this information is released.
    Link Discovery to any personal political activity, e.g., identifying yourself as a Discovery employee in relation to a political cause or including your position title in a letter to the editor.
    Discuss Discovery or information about Discovery on social media unless you have been specifically authorized to disclose it in this way. This applies even to personal social media use taking place outside of work hours.
    Speak to any member of the media about Discovery unless you have been specifically authorized to do so.

In addition, always exercise discretion, thoughtfulness and respect for your colleagues and Discovery's audience, partners and competitors.

For more information, consult the Press, Media and Other Public Communications Policy on the One Discovery Portal.

Q: Social media is a big part of my life. Are there any Discovery guidelines that I need to follow?

A: As a Discovery employee, you are encouraged to engage with our brands and businesses online - for instance, using an image from one of our shows as your Facebook cover photo, updates about our shows on Twitter, or "liking" and "sharing" exciting news. But you should never discuss or disclose any information about Discovery that is not public knowledge or that could disparage Discovery or its interests. This extends to all social platforms, whether or not your account is public or private.

When using your personal accounts, you can identify yourself as a Discovery employee, but please do not include the company or its brands in your username or any images you use unless Corporate Communications has given approval. You are also encouraged to indicate that "opinions are my own" in your profile. For more information, please see the Press, Media and Other Public Communications Policy on the One Discovery Portal and/or contact Corporate Communications or the Legal Department.

  Protecting Confidential Information

Discovery's business is built on our creative content and innovative ideas. These have real value and contribute directly to our profitability. It is important to be careful with our information and trade secrets and to avoid disclosing them prematurely or to the wrong people. Once a disclosure has happened, it cannot be undone.

If you work with or handle confidential information, you are responsible for protecting it. For example:
    Mark confidential information appropriately to make clear it is confidential
    Be mindful where you discuss confidential information
    Take reasonable precautions to protect confidential information, for instance when printing, distributing, e-mailing or traveling
    Disclose confidential information only to people who are authorized to receive it. Make sure the disclosure is necessary and the third party will protect the information.
    Respect the confidentiality of information that belongs to other companies, treating it as you would our own
    Never engage in illegal or unethical conduct to collect information about competitors, such as using deceptive techniques or accepting information that was probably shared in violation of a confidentiality agreement

If you have questions about what precautions are necessary, ask your supervisor or the Legal Department.

Your responsibility to protect our confidential information extends beyond your time at Discovery. You are not permitted to bring confidential information to a new employer or use it for personal gain after the term of your employment. Misuse of Discovery's confidential information could result in significant consequences.

  Maintaining Records

Be thoughtful and follow Discovery's policies for disposing of your electronic and physical records, recycling paper and other materials where appropriate.

Always follow Discovery's document retention policies. Never hide, destroy or conceal financial information or any other records that are the subject of litigation or an investigation. Doing so can subject both you and Discovery to serious penalties. If you have questions, please consult the Document Management and Retention Policy on the One Discovery Portal.

Discovery is a Responsible Corporate Citizen

  Corporate Social Responsibility

Building on the mission-driven content that is at our core, Discovery is committed to making a positive difference in people's lives by acting as a responsible corporate citizen. We promote, encourage and support a diverse range of corporate social responsibility activities through which we can make an impact, such as:

    Supporting our communities through employee volunteer activities
    Using our networks' air time to showcase public service announcements for important causes
    Partnering our networks with a variety of civic and nonprofit organizations, including Habitat for Humanity, Partnership for a Drug Free America, Energy Star and Sierra Club
    Giving back at the local level in the U.S. and around the globe by supporting community organizations and causes in various areas of need, such as education, hunger relief, animal welfare and environmental protection

For additional information on Discovery's corporate social responsibility activities, please visit the Discovery Impact website, which can be accessed via the One Discovery Portal.

Discovery Channel Global Education Partnership (DCGEP)

DCGEP is dedicated to using the power of television in under-resourced schools around the world to improve student learning, teacher effectiveness, access to information and community involvement in the schools. For over a decade, DCGEP has delivered educational opportunities to more than 700,000 children. Through partnerships with Chevron and the Coca-Cola Africa Foundation, DCGEP now operates 241 learning centers in 16 countries.

Discover Your Impact Day

Discover Your Impact Day is Discovery's global day of employee volunteerism taking place each year in June. Impact Day brings the Discovery family into their local communities to give back to organizations that support land, water and people, and underscores our commitment to the people and places of the world that inspire our on-air stories.

  Compliance with Law and Policy

Each of us is expected to comply with applicable law and Discovery's policies. Discovery maintains global policies, designed to provide specific guidance to employees and in some cases keep us in compliance with laws. Many of these policies have been identified in the Code as resources for further guidance.

In addition to our policies, we are all responsible for meeting important legal requirements, including:

    Competing fairly and with integrity: Antitrust and competition laws encourage fair competition in the marketplace. We conduct our business in compliance with both the letter and the spirit of these laws, which are complex and vary from country to country.
    Observing trade compliance laws: Because Discovery does business in many jurisdictions, employees who handle imports, exports or related activities need to be familiar with the various controls that apply to our business.
    Protecting personal data and privacy: We show respect for others by safeguarding their personal information and using it only for appropriate business purposes. If you work with or access personal data, you have a responsibility to use it only as directed, following Discovery's safeguards in place to protect the information and consistent with applicable laws.
    Protecting our safety and environment: The safety of our employees and business partners is always paramount. We comply with laws and regulations on workplace safety and environmental protection.
    Meeting other local legal requirements: Discovery is committed to meeting high ethical standards in any location in which we do business as well as complying with applicable local laws.

You are expected to read, understand and comply with the policies that affect your job and work location. To review our policies, please visit the One Discovery Portal.

Section 3: Speaking Up

We all play a role in creating a working atmosphere where people feel comfortable raising concerns and are not discouraged or treated badly as a result.

Raising concerns can feel uncomfortable. But it is the right thing to do. If you speak up when you suspect an illegal or unethical practice, the Company can review the situation and take steps to address it. If something unethical is occurring, putting a stop to it will benefit all of us.

Reporting resources

You might know about behavior that you believe may break the law or fall short of Discovery's standards, or you might just have a question about the best course of action in a complicated situation.

If so, there are a number of resources who can help you, including:

    Your supervisor
    Your Human Resources representative
    The Legal Department
    The Ethics Hotline (see Appendix for phone numbers)

Maintaining our strong ethical culture depends on each us taking responsibility to speak up and voice any questions or concerns. We also expect employees to cooperate in any ongoing investigation and to be forthcoming in providing information. We will not tolerate retaliation against anyone who raises a concern in good faith or participates in an investigation.

Each of us is responsible for making sure the principles and guidelines in the Code are reflected in our culture and in our everyday decisions and actions. Remember, the Code applies to everyone who works at Discovery-no one is exempt. In the same way, no one should ask you to break the Code, and you should report any request to engage in illegal or unethical activities immediately.

Manager Responsibility

Managers set the tone for their teams, so we expect a lot from our supervisors. They should:

    Demonstrate high ethical standards in their own business activities
    Make it clear to employees that they are expected to act legally and ethically and provide them with any required training
    Communicate the Code standards to their teams and watch for signs of unethical or illegal conduct
    Encourage employees to report any instances in which it appears that Code standards might be violated, and report concerns themselves
    Follow the appropriate processes for receiving reports and responding to them

For more information about the Ethics Hotline and Discovery's process for handling allegations of non-compliance, consult the Ethics Hotline and Policy on Handling Allegations of Non-Compliance on the One Discovery Portal.

APPENDIX
ETHICS HOTLINE AND INTERNATIONAL ACCESS CODES

TOLL-FREE NUMBER FOR ETHICS HOTLINE (800) 398-6395

Internationally, employees will need to provide a country-specific access code to complete the toll-free call using the number above:

Argentina Telecom: 0 800 555 4288 Telefonica: 0 800 222 1288	Japan IDC: 00 665-5111 JT: 00 441-1111 KDDI: 00 539-111
Australia Optus: 1-800-551-155 Telstra: 1-800-881-011	Mexico 01-800-288-2872
Brazil 0800 890 0288	Netherlands 0800-022-9111
China North: 108-888 South: 108-11	Norway 800-190-11
Denmark 8001-0010	Poland 0-0-800-111-1111
France 0800-99-0011	Singapore Sing Tel: 800-0111-111 StarHub: 80-0001-0001
Germany 0-800-2255-288	Spain 900-99-00-11
Hong Kong HK Telephone: 800-96-1111 New World: ###-##-####	Sweden 020 799 111
India 000-117	Taiwan 00-801-10-288-0
Italy 800-172-444	United Kingdom BT: 0800-89-0011 C&W: 0500-89-0011